Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

The NASDAQ Stock Market, Inc.	NDAQ		Merger of OMX AB and NASDAQ Stock Market, Inc. Call	May 25, 2007
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Transcript of Joint Nasdaq and OMX Press and Analyst Conference held in Sweden at 10:00 am CET, May 25, 2007

MANAGEMENT DISCUSSION SECTION

Magnus Böcker, President and Chief Executive Officer of OMX AB

Welcome to, I think a very interesting and I think phenomenally interesting times in the industry of exchanges and the global financial market. As you all know that financial market is changing rapidly, they are becoming more competitive and technology becomes far more important thing in that one. And therefore very happy to be able to introduce to you my dear friends and colleagues on my left hand side, on your right hand side I got Furlong Baldwin, Chairman of NASDAQ. We refer to him as Baldy, so when you will hear that we refer to Baldy. And on my right hand I have Robert Greifeld, we refer to him as Bob; and Urban, Chairman of OMX and a dear friend of us since long way back. Urban, yeah, that what we refer to.

We thought the following – and for you listening in as well, we thought the following. We will have a few starting remarks, Bob and then myself will go through a short presentation, don’t expect more than 15 and few more minutes. After that we will open up for Q&A. And following that we will be open for further questions. It will be a little bit easy to mingle outside and you will be having opportunities to continue to ask us questions.

So by that, once again, most welcome to this press conference. Please, Urban, if you would like to.

Urban Bäckström, Chairman of OMX AB

Thank you very much. And it is indeed, if I might say a great day, historical moment for OMX. I believe and the Board of Directors believe that this is a very natural next step for us. We have been – the OMX have been the – an innovative and ground breaking company for quite some time, and we found that NASDAQ share very much that idea and philosophy. So to my mind this is a perfect match. A wonderful discussion we have had during the last time or for some time. And it will be indeed, I think, a wonderful marriage. Thank you.

H. Furlong Baldwin, Chairman

Thank you, Mr. Chairman. Good morning. All to frequently mergers these days are the result of weakness either real or perceived on the part of one party. And the exciting difference today is both parties involved are dealing from strength. Each of the individual parties here have the option of choosing their partner, which is terribly important, or at this moment they are strong enough to have the option of doing nothing for a moment.

So, we at NASDAQ are both proud and enthusiastic about our new partners. In the American South, we have a colloquial expression, the greatest compliment is to say, they are good people. And we at NASDAQ are delighted to say, these are very good people.

Magnus Böcker, President and Chief Executive Officer of OMX AB

Thank you Baldy. I think, by that, I’d like to get kick away and should we sit here or should we move over, yes. This is just for all the ones taking care of the camera, so you will not fall asleep while trying to watch us. And I think starting it all over and we will alter a little bit, Bob and myself, going through this fairly briefly presentation. I think it is very important to say, and as I think Baldy put it very precise as well as Urban, about this is a – we have had both the opportunity to make a choice. I think that is very important. We both come from a strong standalone situation with good financial

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standing. We are the two leading innovators in the exchange industry to be able to make a choice that we both did is fantastic and I think that is a lot of merits for the future.

Robert Greifeld, President and Chief Executive Officer

Good. Just a quick note about NASDAQ. We are certainly a recognized brand. I have had the opportunities as a CEO to travel the world, and everywhere we go the NASDAQ name is recognized. That will help too, so we are getting our act together. So, when you think about NASDAQ, one is, we are the leader in IPOs coming to market in the first quarter in the US. We have got 80% of the IPOs that came to market. We are incredibly proud of our technology. We have the ability to respond to incoming orders in less than one second. And the key part is, NASDAQ has always been in a competitive environment where they have had to innovate to succeed. And when we look at exchanges around the planet, we see the vast majority of those exchanges have enjoyed monopoly status in their home countries and haven’t had to innovate and grow.

So when we look at the exchanges on the planet, NASDAQ stands out as one that had to compete in its 35 years history against a larger competitor and truly had to learn how to innovate. Now, the other exchange we see is OMX. It’s truly remarkable what this organization has done. They are the leading provider of technology to the world in the exchange space. So think of the possibilities of taking the world leading INET platform with respect to speed, integrating it into the OMX GENIUM platform and having a clear lead in technology across all exchanges.

Now, why is that important? It’s important because technology is the fundamental driver of exchanges. So combined, we are in just a wonderful position.

Magnus Böcker, President and Chief Executive Officer of OMX AB

Technically what we will do is that, when going through our combination discussions, it came forward the way to structure this transaction of lot of different reason, was a fairly simple way of doing it and most are driven by some of the tax reason, is to do a offer from the NASDAQ company towards the OMX shareholders. It’s structured as a combination of shares and cash, in order for the new company to find the right structure on its balance sheet, but also find the right leverage on going forward. So the price that we have now announced, I think, it’s very balanced from that perspective when it comes to cash for the future. I don’t have any views on the level of it. You have all seen that there is a structure here of the combination.

I think I also would like to say that it’s a very good combination of experienced people that we envisage joining in for the Board going forward. There will be five representatives from the OMX Board and for the OMX side, and there will be nine representatives for the NASDAQ side. CEO, which will be Bob, will join into the Board. I will have the opportunity to become the President of the new company based out of New York. This is something that’s…

Robert Greifeld, President and Chief Executive Officer

It is a big move, isn’t it?

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Magnus Böcker, President and Chief Executive Officer of OMX AB

Yes, it’s big move. It’s long move. It is also something that’s being very well supported by both Boards and they’ve been unanimously in their decision to recommend this transaction. It’s also something that we’ve had larger shareholders of both our organization to support this. Practically, I will come back later. Time wise, we expect this to be finalized during the fourth quarter.

Robert Greifeld, President and Chief Executive Officer

With respect to the combined organization, in addition to a great technology heritage, we have at this point a somewhat unique vantage point in the exchange space. And that is, we have a focus on our customers.

The combined organization has a common cultural heritage listening to their customers and trying to deliver value. And the reason I point that out is when we see exchanges around the planet today, I think they’ve been enamored of their market capitalization as opposed to the quality of services and the price performance of the services they are delivering to their customer base.

On a combined basis, we are going to have a global footprint with respect to issuers and we think this will increase the visibility we have to all issuers and gain positive momentum with that. In addition, you will see us doing innovative things with respect to binding market data products. Both organizations have strong market data products separately. Together, truly we will have a unique offering in this space.

Now, when we talk about, again, technology, I want to emphasize that you’re taking the two leading technology organizations on the planet, combining them together, we will take the best-of-breed of both, we will have the INET platform work in harmony with the GENIUM architecture, and truly will be a compelling offering. In addition, I point out the importance of that. The exchanges are fundamentally technology organizations and will have the clear lead.

Magnus Böcker, President and Chief Executive Officer of OMX AB

I think also it’s not only, and as very much stated by Bob, it is a cultural fit in many respect with the focus on customers and how we operate. And also, I think we have very much a shared culture when it comes to technology. In the way, we talk about the importance of the round-trip cost, how to get the all cost down, how we not only talk about trading, but also the post-trade and how we get information and the price dissemination out.

I think with all the things we now bring together on the trading side, on the post-trade side and on the information dissemination side, I think that creates the opportunity for us, not only to think about us, NASDAQ-OMX Group as a stock exchange, but more be able to work in all different asset classes, to work much more global than we’ve been able to before. And I think for many of us working in the Nordic area, this will be a great opportunity to strengthen Nordic. It was interesting false saying. Because this will make it possible for us to bring down – continues to bring down the transaction costs here. That will strengthen not only the Nordic, but Stockholm as a financial center, and all the other cities around here. And I think that’s very important when we are looking forward. That will enable our customers locally to be much stronger going forward, because this is bringing down the cost and strengthening where we are.

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Robert Greifeld, President and Chief Executive Officer

This slide speaks to the fact that, one, we will be global. Currently 10% of NASDAQ’s issuers are global basis. We are essentially the Israeli stock market. We have been fortunate to attract 40 Chinese IPOs to our market in the last several years. So we think the combined entity with the international reach of OMX would just increase its global presence and footprint.

In addition, NASDAQ is at this point focused exclusively on cash equities. We are branching into equity options later this year. But clearly OMX brings to us not just an additional international dimension, but an additional dimension with respect to different asset classes, in particular derivatives. So, we will broaden the asset classes that we address and we will also broaden our global reach.

Magnus Böcker, President and Chief Executive Officer of OMX AB

And I think for many of you looking upon us from different angles, and we have talked about technology and [inaudible] we are coming back to that. Another, I think, very important thing is to see us is really the opportunity to be the premier exchange company. I think this picture shows something I think will be very important for this company going forward.

We will be the largest venue when it comes to listed companies. We are that now by nearly 4,000 listed companies that we will over time make it possible for everyone hooked into our network to be able to reach out to, both for the visibility of it, but also for the opportunity to trade and to hedge and create risk in. So, I think this is really something that you will see going forward that makes sense and makes it – difference to many others.

Robert Greifeld, President and Chief Executive Officer

Now, in addition to being the worldwide leader with respect to listings, you see that our reach is truly broad and we spend every known business code out there in a meaningful way. So, we will have presence on a global basis and we will have significant presence in all the major industry categories.

Magnus Böcker, President and Chief Executive Officer of OMX AB

I think you are all familiar with some of the well known brands when it comes to this, the brands of both OMX and NASDAQ. What I would like to add to this is also that being a leading exchange in Europe, we are also leading derivatives exchange. We are leading options exchange, being the third largest in Europe. This also brings a lot of new capabilities to this Group, what we can do on a broader scale. And I think when you look into the number of trades and the number of daily turnover of derivatives, I think this gives another tweak to it. I don’t know if you would like to have a few words about the listed companies as well.

Robert Greifeld, President and Chief Executive Officer

Well, you can see by this very small list here, there is 4,000 names and there is so many household names out there and, again, they span a range of industries. One of our challenges is that we would like to use the products of the companies that we serve. So with 4,000 companies, some of

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them competing with each other, it’s one of the real life issues that we deal with. But we do expect people to enjoy Starbucks coffee as often as they like.

Magnus Böcker, President and Chief Executive Officer of OMX AB

And we will see if we can introduce a little bit more calls per beer into NASDAQ. We have no argument there. Another way to take this forward, is also the over 60 partnerships we have globally, when it comes to technology partnerships and partnerships with other exchanges. I think there is a way to see this. That there is a way between the MoUs, I would say, that we both share that they normally not so interesting, but they’re still out there. The other one is of course, what we are right now doing to really merge the M&A transaction.

But there is a big space in between. The space of partnership. The space of really having sharing liquidity, products, services. I think by having 60 partners of that now being able to offer more services, more things, but also network, hooking into New York, hooking into Europe, hooking into Asia, of all the different brand names you see here. I think all that – sort of all combined will make a difference.

Robert Greifeld, President and Chief Executive Officer

I will be more direct with respect to the MoUs. I would say they’re generally meaningless. All right. So, you have exchanges signing meaningless MoUs, and as Magnus points out, the other side of the spectrum is a full M&A transaction. We, obviously, as a combined enterprise, will be involved with M&A, but everybody cannot merge with everybody else. So, what is the middle ground? And again, it’s important to recognize that the beating heart of an exchange is technology and the fact that OMX has done such a truly remarkable job. Take a look at what your company has accomplished there with the relationships they have.

So, we have the ability to really tie together the beating hearts of these different exchanges, assuming they want to. And we will have to obviously come up with a set of value propositions, services that hopefully they choose to take advantage of. But this is truly, truly a wonderful platform to build upon, to create the new paradigm for global exchange integration that does not get to be meaningless, but does not have to be a full M&A transaction.

Magnus Böcker, President and Chief Executive Officer of OMX AB

And that said, I think what we have done in linkages – I think, I would specially remark the derivative linkages that OMX has built and some of the linkages that NASDAQ have built, I think that is the next really to see the tangible asset of these kind of partnerships. Should you start on this one? The [inaudible] integration.

Robert Greifeld, President and Chief Executive Officer of NASDAQ

Well, this is, again, where these organizations standalone in the exchange space. So, there have been meaningless MoUs and there have been had transactions between exchanges that haven’t really done anything. So, in the exchange space, NASDAQ is quite proud of the fact that we’ve done a number of acquisitions. On the direct transaction side, we acquired BRUT and we acquired INET. And what we have done is to combine the technology on to a single platform and through that single platform, we deliver increased liquidity to our customers, lower transaction rate. And

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since we have a lower cost to operate, we improved the price performance for our customers. As basic as it sounds, there’s only one other exchange on the planet that’s done that.

Magnus Böcker, President and Chief Executive Officer of OMX AB

And that happens to be OMX.

Robert Greifeld, President and Chief Executive Officer

Yes. it does. You knew the answer to that question, right?

Magnus Böcker, President and Chief Executive Officer of OMX AB

And as you know, looking into what we’ve done the last three years, I think it’s a very – this is a natural continuous of our strategy of taking advantage of a changing industry, a deregulating industry, a changing and growing industry because this is a growth market. We need to remember that this – the reason why we do this is able – create the ability to continue to grow faster than anyone else in this space. We don’t aim to be number three or number four, we aim to be number one or number two in this industry in all the different segments of it. And I think you all are familiar here with what OMX have done over this last few years and the number of new partnerships that we’ve been bringing in when it comes to technology partnerships and exchange partnerships.

Following this, there is also – I think we both like to mention that there is, of course, bringing two companies together is creating new opportunities. And I like to say that we’ve spent and we know each other since a few years back. And I think all the time when we get together, we become very creative in what we could do together.

We’ve, as you have seen in today’s press release say that we will be able to get $150 million in synergies out of this, of which 50 million is revenue synergies. I think that is conservative. But I think it’s conservative in the way that we have not had the time to go through all the opportunities.

Robert Greifeld, President and Chief Executive Officer

We have – our Chairman is here. They are going to take it as a commitment, Magnus.

Magnus Böcker, President and Chief Executive Officer of OMX AB

All right, we are not conservative. But I think if we go through – as I would like to say, when you look into the different opportunities, what we can bring when it comes to the Nordic market of the visibility of US companies, the trading of US companies, US members ability to trade the Nordic companies, the ability to take a lot of our existing products and services to the US, whether it’s broker service, different things, or whether it’s technology services and lot of those issuer services, the Corporate Client Group you have how that will be brought in here. So, I think the revenue synergy is something we really look forward to.

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Robert Greifeld, President and Chief Executive Officer

Yes, we are truly excited about what the revenue synergies can deliver to our shareholders and more importantly to our customers. We clearly, with our technology background, will provide increased trading opportunities for our listed companies. So, that means we want it easier – we want to make it easier for Microsoft, Google to trade here in the Nordic markets and likewise we want in there Nokias and the Ericssons to have a more seamless access to the US capital markets. And that will be one of the things we deliver, and as a result of that you will see increased trading velocity in the marketplace, which improves the liquidity and obviously helps us on a financial basis.

Magnus Böcker, President and Chief Executive Officer of OMX AB

That said, I think when you look into that, there is trading velocity in – at NASDAQ at the moment of over 250% market cap to turnover. At OMX, we are at 130. I think that creates a lot of opportunities on the revenue side going forward. There will also be cost synergies and I think most of those cost synergies will actually be increased efficiency where we see that we could join forces in all different areas, mostly focusing on technology and reducing the number of platforms. But there will also be naturally some non-technology. We talk about 100 million over the next three years.

Robert Greifeld, President and Chief Executive Officer

Right. I think with respect to the expense synergies, it’s important to note that both companies have a culture of continuously seeking improvements in efficiency. Look at the great progress OMX has made in the last three or four years, since basically you have been there Magnus. It’s been truly remarkable. We have made similar progress and we are just on the same path. Now, we will take the same path together.

Magnus Böcker, President and Chief Executive Officer of OMX AB

And finally before going over to the Q&As, there is a sort of a timeline and that timeline is very much that we are having this conference here today. You will – there will be separate filings for this merger going forward. We are very happy to have the support from our shareholders, from our Boards. We think most of it will be going decently smooth, but it will still take some time. We expect this transaction, this combination to be finalized during the fourth quarter.

By that, that was the decently short presentation here. I would like to take a few Q&As here. I would highly appreciate, and if you could state who you are and where are you from before asking your questions. I will start with answering questions here in the audience in Stockholm and then we will make it the opportunity for you listening in to have your questions. But we will start with the auditorium here in Stockholm. So please, who would like to kick off? Yes.

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QUESTION AND ANSWER SECTION

<Q>: [inaudible]. When did the due diligence start for this deal?

<A – Robert Greifeld>: Well, one is I would say, Magnus, you and I met several years ago and we have been in fairly intensive discussion for a number of months. And then – yes, sorry.

<Q>: So why didn’t you confirm the news that were published on April 12 that you were discussing a deal and that there was an offer?

<A – Robert Greifeld>: You added the second part of the sentence just there at the end. So what I would say, you have to recognize that the exchange space has been one where parties have spoken to each other on a regular basis. And I have defined that as part of my job to reach out to other exchanges. So we have conversations with others, whether or not they materialize or not is quite a different thing. And I think this points out the fact that these organizations both had the opportunity to choose from many partners to come together with. And as Baldy said, we come to this as a position of strength. And obviously our two leading technology platforms, our culture of innovation was the reason that this made the best sense for us.

<Q>: But due diligence started then in – a couple of months ago?

<A – Robert Greifeld>: What’s that?

<A – Magnus Böcker>: No. We are very clear on that. I think, you are – at the time that article was out, we were not at all in the situation where we are today. It’s been a very intensive discussion over the last few days, a week, and I think that is where we have had the discussion of this level that now resulted in this announcement.

<A – Robert Greifeld>: Right.

<A – Magnus Böcker>: We have had a very tight and firm time plan and I am very appreciative to both teams that have done a great job bringing this together in such a short period. But we started from hitting the ground running because we all know each other. That’s what you do in this industry.

<Q>: But could you please say when due diligence started?

<A – Magnus Böcker>: I think it’s a definition of due diligence. I think you are looking for a regulatory or legal perspective, which we, of course, are not disclosing. But I think I can confirm that the intensive discussions has been over the last few days. But we had – we hit the ground running because we know each other pretty well.

<A – Robert Greifeld>: Yes, we are talking about discussions. As I said, we have discussed many things with many different exchanges, OMX being one of them, and we became intensive with the intense discussion really was in the recent past.

<A – Magnus Böcker>: More questions? Yes, please.

<Q – Thomas Johansson>: Thomas Johansson at SEB Enskilda. You said that the cash consideration is to get a good gearing on the combined entity. Could you say something about how are the debt ratios or gearing look on the combined entity?

<A – Robert Greifeld>: Yes. We haven’t gone public with the exact leverage ratios with the transaction. But I think it’s important to note that the offer is fully financed and ready to go. And the

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combined entity, both entities are significant generators of cash and the combined entity together will truly generate a significant amount of cash. And the gearing, the leverage, that we are looking at is well within the capabilities of the organization.

<A – Magnus Böcker>: We will have that when we – coming forward in the prospectus coming up later on, we will have all those pro forma numbers and all the new numbers coming out. So you will be able to see at that time. More questions. Yes?

<Q – Peter Karlsson>: Peter Karlsson, Handelsbanken. Could you please talk through the cost synergies a bit in greater detail, maybe put back the slide on also if possible?

<A – Magnus Böcker>: What I would like to suggest on that one, because it maybe for the wider audience that we could take a little bit later on, and we will run you through them in detail. And I have Jacob and the team from here to take you through the – all the different detailed levels of that. Is that okay? Thank you. More questions? We will take one from – just here. Okay, then we – I think we have a telephone Operator somewhere out there in orbit. Could you support us now by – see if there is any questions from – on telephones here?

Operator: Thank you. [Operator Instructions]. Michael Long from KBW is on the line with a question.

<Q – Michael Long>: Hi, good morning. I have a few questions for you. The first one relates to the derivatives businesses. I just wonder whether you can give any color on how the OMX derivates business can be or would be used to expand in the US derivatives market, just some color on how you would do that. The second question was just again going back to the cost synergies, I was just trying to think about how I should think about the cost synergies. Because – do you actually get much cost synergies from what you allocate to the cost of the technology division, which is around half of the total cost in this kind of consolidation? Or is that fairly sort of separate or like sort of fairly intertwined with exchange costs?

And also maybe you could talk a little bit more about the long-term plan to combine the two trading platforms. You talked about combining the INET platform within the new GENIUM sort of structure. But I wondered whether you would think actually a single trading platform is feasible in the longer term or whether the two trading models of the two markets are too, too different at this stage?

And final question about the technology division. Again, we are wondering, you have always in the past said that you always have more difficulty selling technology the closer you are at home. Now that your home also includes the US, do you anticipate more problems selling technology to US exchanges? Thank you.

<A – Robert Greifeld>: Four is one question more than my retention limit, but we’ll start, and hopefully you get some. I think the first question was with respect to derivatives. Clearly OMX has tremendous experience and success in the derivatives marketplace. This experience, this success will be an invaluable aid to NASDAQ as it looks to expand its derivatives operations domestically and also internationally. So a clear revenue expense synergy from the combined organization and we are excited about that. Second question.

<A – Magnus Böcker>: I think there was at least two. I take the two in the middle as one. On the cost synergies, as you know, the technologies are very large and the important thing of running an exchange is actually technology. Technology cost is not only what you see and what we define in OMX as market technology. It’s actually a lot of different parts of our organization. By just aligning the way we were at the line – the way we operate and using technology, the way we could reduce platforms on both sides will be – and that is by far, the largest part of the synergies will come from technology and auxiliary systems around technology that we can now get together and use in the same way.

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So, the majority of the cost synergies will come from technology and auxiliary systems to two technology. We should also remember that we have data centers, operational sites that we now could start combining in different way than we used before. Remember that OMX today have operational centers for data operational centers in the US, in London, in the Nordics, in Asia and that can we now share in a different way. We also have networks, telecommunication networks that we can share in a different way by merging these companies.

<A – Robert Greifeld>: And the key part is, both of these technology organizations have delivered, delivered for their customers, delivered for their shareholders. We have got to a single book a year after the INET acquisition was announced. It is truly remarkable what OMX has done, one, in providing technology to the world, but also essentially doing a roll up here in the Nordic countries. So we have some of the greatest technologies on the planet and certainly the largest concentration of them in the exchange space, and that will drive expense synergies and it will drive revenue opportunities for us.

<A – Magnus Böcker>: And that will then take place going to your third question, see if I can keep my retention span here. The timing of this, we have said that these full synergies of 100 million will be delivered within the next three years, and then it will be fully delivered.

The third question is whether this will limit our opportunity to become a global player when it comes to be a partner in technology. I think it is the opposite. There is always a few out there that we will have a difficulty working with. I don’t think this changes it. I think in the opposite, this brings one of leading exchanges out there closer and we have a much stronger home base, in a way to be, I think, more attractive to exchanges, to marketplaces, to exchange-like networks, all over Europe, Asia and the US. So our combined, there might be one or two that we need to think one or two times about, but generally and accumulated, it is definitely something that would give us a much stronger foothold for sales going forward.

<A – Robert Greifeld>: Michael, did we get all your questions?

<Q – Michael Long>: Yes. Maybe I can just go back to that question about technology. I think maybe I am looking at the wrong way. But when I talk about the technology cost, I was sort of talking about it on a divisional basis, when you split up the two divisions of the market technology division. My point was that the market technology division, when you break it out that way, the cost of that, operating cost seems to be half operating cost of the total business roughly speaking. And I was trying to think, is that sort of a misleading way to look at it in terms of if you combine most of the cost savings will be on the exchange part of the business?

<A – Magnus Böcker>: I think it is little bit misleading to see when we talk about technology savings, just look at one of the divisions, because we have technology costs all over the organization. So you need to look at line by line in the cost lines.

<A – Robert Greifeld>: I think it is important to recognize at this point that the organization will run as one company. And it is only running it that way that you can truly one get the double win, that is to really reduce your cost so you can provide the return to your shareholders and also be increasingly effective to your customers. One company, one technology vision.

<A – Magnus Böcker>: I am sorry, Peter, that we were – that we still got into the cost issues that I was trying to avoid. Sorry, Peter, we will have an option later on. Okay, more questions coming from the net, from you – on the – calling in.

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Operator: Lee Dunlop from Cazenove is on the line with a question.

<Q>: Good morning, gentlemen. Just a few questions. In regards to OMX, has – did the OMX have complete exhaustive discussions with other potential partners? And my second question is just in regards to the filings. Is extended timetable in regards to competition reviews or filings such as the S-4 with SEC? And finally, there is an option in regards to mix and match that may be provided by NASDAQ, and on what basis would that option be provided? Thank you very much.

<A – Robert Greifeld>: The first one was yours.

<A – Magnus Böcker>: The first one was mine. Of course, I cannot go into any detail how our discussions has been. But I think I like to confirm it in the same way as Bob did it. We’ve been in this industry, we know the players, we know them in great detail and we know exactly their way of working, most of their structure, ownership issues. I think when you have such a fairly good understanding of this market, and myself has been 20 years in this industry, you have a pretty good sense of what you can do and not can do. So, I think we have, and the Board of OMX has been very supportive with the lead of Urban now, who is the Chairman, of going through the different alternatives, [inaudible]. I think we’ve focused most on standalone and sort of continue organic and having sort of alternative next to it. Now when we have the opportunity to make a choice, to choose NASDAQ, it became much easier I think for the Board to take these different steps. On top of that, I don’t want to comment on sort of how deep and how detail we have others. By that I have sort of…

<A – Robert Greifeld>: Then you had the mix and match question. We certainly are evaluating that and it will be our desire to offer that as part of the transaction. And there are certain details yet to be worked out to see how feasible that is, but it is our desire to make it work.

<Q>: Are you suggesting, if you could, you would offer that?

<A – Robert Greifeld>: I am suggesting that.

<Q>: Okay. And the other question was just on, I was wondering on the extended timetable, there is reference to – there are lot of regulatory filings. And I was wondering if there are any specific ones which impacted the timetable lag. Was it competition review or was it SEC review of this whole document?

<A – Robert Greifeld>: Well, I think the target date that Magnus spoke about in the fourth quarter takes into consideration the different competition and different SEC reviews we have to go through. So, that’s a basically an all in estimate of when this transaction will close.

<Q>: Are you suggesting that there may be an extended review with competition particularly with –?

<A – Robert Greifeld>: I am not suggesting that at all. I am suggesting that based upon our knowledge and experience in this process and speaking to the various people who will be involved with it, the fourth quarter of ‘07 is when we expect this transaction to close.

<Q>: Okay. All right. Thank you very much.

Magnus Böcker, President and Chief Executive Officer of OMX AB

Thank you. I would like to by that end this Q&A session. I think we will have the opportunity to mingle with you outside here in Stockholm. I’d like to thank you all on the webcast, all of you on the – calling in. Thank you very much for participating in this, I think, exciting start of a new era.

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Thank you very much. And by that, I’d like to invite everyone just to be on the outside and we will be open to more questions and comments to what we just announced.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

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Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the "SFSA") including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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